

12061104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-66867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEGI LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hitzig 212-754-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial Services Group LLC
(Name – *if individual, state last, first, middle name*)

2001 West Main St., Su. 235	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hitzig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEGI LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN GALE
Notary Public, State of New York
No. 01GA6026709
Qualified in Nassau County
Commission Expires June 21, 2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEGI LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2011

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC

ACCOUNTING, CONSULTING & TAX

Certified Public Accountants

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Managing Member
JEGI, LLC

We have audited the accompanying balance sheet of JEGI, LLC (a New York Limited Liability Company and wholly owned subsidiary of The Jordan, Edmiston Group, Inc.) as of December 31, 2011, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JEGI, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 18, 2012

JEGI, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

BALANCE SHEET

DECEMBER 31, 2011

Assets	
Cash and equivalents	$ 55,479
Total Assets	$ 55,479
Liabilities and Member's Capital	
Liabilities	
Accrued expenses	$ 16,775
Total Liabilities	16,775
Member's Capital	
Member's capital -Beginning of year.	34,307
Retained Earnings	272,180
Net income	(267,783)
Total Member's Capital	38,704
Total Liabilites and Member's Capital	$ 55,479

The accompanying notes are an integral part of these statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Fee income	$ -
Total revenue	-
Expenses	
Insurance	$ 10,000
Office expense	2,939
Payroll tax expense	13,860
Professional fees	12,630
Registration fees	6,031
Occupancy expense	78,054
Repairs and maintenance	3,438
Salaries	138,618
Telephone	1,464
Travel and entertainment	749
Total expenses	267,783
Net loss before taxes (Note 3)	(267,783)
Provision for income taxes (Note 3)	-
Net loss	$ (267,783)

The accompanying notes are an integral part of these statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

	Member's Capital	Net Loss	Total Member's Capital
Balance- December 31, 2010	$ 306,487	$ -	$ 306,487
Capital contribution	-	-	-
Net loss	-	(267,783)	(267,783)
Balance- December 31, 2011	$ 306,487	$ (267,783)	$ 38,704

The accompanying notes are an integral part of these statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Operating activities	
Net loss	$ (267,783)
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accrued expenses	(17,233)
Decrease in due to Parent	(757)
Total adjustments	(17,990)
Net cash used in operating activities	(285,773)
Cash and equivalents at beginning of year	341,252
Cash and equivalents at end of year	$ 55,479

Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Operations

JEGI, LLC, the "Company" was organized as a single member LLC in the State of New York in November 2004 and is a wholly owned subsidiary of The Jordan, Edmiston Group, Inc. The Company is a registered securities broker-dealer. The Company advises media and information companies with respect to mergers and/or acquisitions involving the raising of capital and sale of stock.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents. The Company considers all highly liquid investments purchased with a maturity of one month or less to be cash equivalents.

3. Income Taxes

The Company is included in the federal income tax return filed by its parent. The Parent (including the Company's results of operations) has no tax liability and thus no income tax expense has been allocated to the company on a separate reporting basis.

4. Related-Party Transactions

Certain expenses of the Company are shared with and paid directly by the Parent, including occupancy expenses, supplies, equipment and salaries. Those expenses are allocated to the company in accordance with a Shared Services Agreement entered into in February 2010 which was updated in July 2011. The apportionment is based on reasonable allocation methods agreed by the parties. For the year ended December 31, 2011, the total expenses allocated to the Company were $255,154.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2011.

6. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of rule 15c3-3 of the SEC since it does not hold funds or securities of customers.

7. Commitments and Subsequent Events

There were no events subsequent to December 31, 2011 and through the date the financial statements were issued, February 18, 2012, that materially affected the presentation of the Corporation's results for the year ending December 31, 2011. The company has not entered into any significant future commitments.



SUPPLEMENTAL INFORMATION

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

Net capital computation		
Member's capital	$	38,704
Less non-allowable assets		-
Net capital		38,704
Aggregate indebtedness minimum capital ($16,775x .0667=1,118<$5,000)		-
Minimum net capital required		5,000
Net capital in excess of requirement	$	33,704
Reconciliation with Company's computation		
(Included in Part IIA of Form X-17A-5 as of December 31, 2011)		
Net capital reported in unaudited Focus Report	$	38,704
Net audit adjustments (see statement below)		-
Net capital per above	$	38,704

There are no material differences between the net capital per this audit report and the net capital computation per the December 31, 2011 Part IIA of Form X-17A-5 of the unaudited focus report.

See Independent Auditor's Report


ACT
CPA

ACT FINANCIAL SERVICES GROUP LLC

ACCOUNTING, CONSULTING & TAX

www.actcpa.com

Board of Directors and Managing Member
JEGI, LLC

In planning and performing our audit of the financial statements and supplemental schedule of JEGI, LLC (a wholly owned subsidiary of The Jordan, Edmiston Group, Inc.), for the year ended December 31, 2011 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2001 West Main Street, Suite 235, Stamford, CT 06902

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial Services Group LLC

February 18, 2012